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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUM
8- 23604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.D. Seibert & Company, Inc.

OFFICIAL USE ONI
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 West Ninth Street
(No. and Street)

Cincinnati (City) Ohio (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. David Seibert 513-241-8888
(Area Code – Telephone Numl

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

One East 4th Street, Suite 1200 (Address) Cincinnati (City) Ohio (State) 45202-40 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accounta must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. David Seibert, swear (or affirm) that, to the best of my knowledge and belief the accompanyir financial statements and supporting schedules pertaining to the firm of J.D. Seibert & Company, Inc., as (December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor an partner, proprietor, principal officer or director has any proprietary interest in any account classified solel as that of a customer.

J. David Seibert
Signature

President and Treasurer
Title

Shirley L. Jones
Notary Public

NOTARIAL SEAL
STATE OF OHIO

Shirley L. Jones
Notary Public, State of Ohio
My Commission Expires 10-10-2016
2.17.12

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Supplemental Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).

J.D. SEIBERT & COMPANY, INC.

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$ 272,729
Marketable securities, at market value	233,152
Receivable from clearing broker	35,016
Prepaid expenses and other assets	2,736
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $144,132	22,445
	$ 566,078

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 899
Shareholders' equity:	
Voting common stock, no par value, 500 shares authorized, 100 shares issued and outstanding	100
Non-voting common stock, no par value, 2000 shares authorized, 400 shares issued and outstanding	400
Additional paid-in capital	10,000
Retained earnings	554,679
Total shareholders' equity	565,179
	$ 566,078

See accompanying notes.